Mail Stop 4561

June 25, 2009

Mr. Philip Graves
Chief Executive Officer
Rocketinfo, Inc.
701 Fifth Avenue, Suite 4200
Seattle, WA 98104

      Re: **Rocketinfo, Inc.**
               Form 10-KSB/A For the Year Ended December 31, 2007
               Filed February 20, 2009
               File No. 000-26373

Dear Mr. Graves:

      We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Stephen G. Krikorian
               Accounting Branch Chief